LMS MEDICAL SYSTEMS INC.

CONTACT:   Andrea Miller, Communications
           5252 de Maisonneuve West, Suite 314
           Montreal, Quebec, Canada, H4A 3S5
           Tel: (514) 488-3461 ext. 222    Fax: (514) 488-1880
           www.lmsmedical.com / investor@lmsmedical.com

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For Immediate release

                       LMS RISK MANAGEMENT SUITE CHOSEN BY
                            FOOTHILLS MEDICAL CENTRE

MONTREAL, QUEBEC, MAY 4, 2005 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management), is pleased to announce that the Calgary Health
Region's Foothills Medical Centre in Calgary, Alberta has implemented its CALM
Clinical Information System. The Foothills' purchase also includes a full suite of LMS risk management tools: CALM Curve, CALM Shoulder Screen and CALM
Patterns.

As part of its ongoing commitment to patient safety and care, the Calgary Health
Region is once again demonstrating its clinical leadership by choosing tools that can help clinicians better assess the risk of critical obstetrical complications and at times prevent their occurrence during childbirth. The CALM software will support the Foothills Medical Centre's obstetrical unit that oversees the delivery of some 4400 babies annually.

"We have chosen to introduce the CALM system at Foothills in order to provide the best possible care for mothers and infants," said Dr. Ian Lange, Chair of
Obstetrics for the Calgary Health Region. "The introduction of this world-class technology, provided through the support of the Calgary Health Trust, will help us pursue our tradition of innovation and commitment to clinical excellence."

"The Foothills represents a beacon implementation for LMS," said Diane Cote,
President and CEO of LMS. "We will be working together to document the value provided to the obstetrical practice and to share the impact with users throughout North America."

ABOUT FOOTHILLS MEDICAL CENTRE: The Foothills Medical Centre is a tertiary care referral centre for southern Alberta, southeastern British Columbia and southwestern Saskatchewan. The medical centre has a unique partnership with the
University of Calgary's Faculty of Medicine and the Tom Baker Cancer Centre, all
sharing the same site. This effective collaboration integrates clinical service, research and education to provide Albertans with specialized programs that respond to their health care needs

ABOUT CALGARY HEALTH TRUST: The Calgary Health Trust is committed to building strong partnerships with donors, volunteers and health professionals that are characterized by integrity, accountability, creativity and results. The Trust believes strongly in matching donor interests with health care priorities, ultimately making a difference and improving the quality of life for the residents of Calgary and southern Alberta.

ABOUT LMS: LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer
Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.